Exhibit 23.1

The Board of Directors

People’s United Financial, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-4 of People’s United Financial, Inc. of our reports dated February 29, 2016, with respect to the consolidated statements of condition of People’s United Financial, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of People’s United Financial, Inc. and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Stamford, Connecticut

July 22, 2016